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Attention:	Ameen Hamady
Mark Rakip
Catherine De Lorenzo
Pam Long

Re:	Lineage, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted on January 31, 2024
CIK No. 0001868159

Ladies and Gentlemen:

On behalf of Lineage, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated February 16, 2024, relating to the Company’s Amendment No. 2 to confidential draft registration statement on Form S-11 submitted to the Commission on January 31, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 3 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-11

Prospectus Summary

Our Competitive Strengths, page 10

1.

We note your updated disclosure regarding the value-added impact of your global integrated solutions segment. Please address the usefulness of the added disclosure in addressing your competitive strengths and ability to offer additional

March 18, 2024

customer services to grow this line of business. Given your discussion of centers offering consolidation and drayage services, and allocation of EBITDA under each scenario to your integrated solutions and “warehouses alone,” it is unclear whether you are providing additional context to consolidated EBITDA or if you are presenting EBITDA on a segment basis. Therefore, please tell us how you considered Item 10(e) of Regulation S-K in providing such EBITDA amounts, or clarify your basis in GAAP to include such amounts.

Response: The Company advises the Staff that the Company has removed the identified disclosure.

Certain Relationships and Related Party Transactions, page 207

2.

Please clarify the nature and purpose of the transactions with BG Lineage Holdings, LLC and with Lineage OP, LLC described on pages 207-210, and pages 215-217 under “Formation Transactions.” Consider using descriptive subheadings to distinguish and organize your discussions of:

•	the conversion of Lineage OP, LLC from a limited liability company to a limited partnership,

•	the BLGH-managed liquidity and settlement process for BGLH and for Lineage OP, and

•	the alternative procedures by which Founders Equity Shares associated with the BGLH Class A units and Legacy Class A units will be settled.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31-35 and 248-253 of the Amended Registration Statement.

3.

In connection with prior comment 5, where you discuss the conversion of Lineage OP, LLC from a limited liability company to a limited partnership, please explain the purpose of reclassifying outstanding units into Legacy units and then to OP units instead of directly to OP units in the formation transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31-34 and 248-250 of the Amended Registration Statement.

4.

We note disclosures that Founders Equity Shares will be settled not later than the third anniversary of the IPO, that legacy investors will elect to receive cash and/or securities during the liquidity and settlement process, and that the discussion of cutbacks refers to a “distribution.” Please clarify whether by “distribution” you are referring to the reclassification of Legacy OP Units into OP Units by BGLH during the three years following the closing of the offering, as described on page 210. Please also clarify the role of the reclassifications in the BLGH-managed liquidity and settlement process for both BLGH and Lineage OP. For example, clarify whether this process will be completed by way of the reclassifications, or whether there are other distributions or transactions in addition to the reclassifications that will be undertaken to complete the liquidity and settlement process.

March 18, 2024

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 252-253 of the Amended Registration Statement.

5.

Where you discuss the settlement of the Founders Equity Share of BGLH Class A units and Lineage Class A OP units, please specify what “securities” legacy investors may elect to receive during the managed liquidity and settlement process, and clarify if true, that BG Cold, as the holder of the Founders Equity Share, will receive cash and/or securities consistent with the legacy investors’ elections.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 253 of the Amended Registration Statement.

6.

Where you discuss the settlement of the Founders Equity Shares, please clarify the sequence of events, including legacy investor elections, what triggers the settlement (for example, whether it is a reclassification initiated by BLGH or some other distribution or transaction), the cutback and the distribution, and clarify what distinguishes the time of the cutback from the time of the distribution. Please also disclose what security a holder of BGLH Class A or Legacy Class A OP units would hold as a consequence of electing to settle Founder Equity Shares on cut-back securities at the time of the cutback or at the time of the distribution.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 252-253 of the Amended Registration Statement.

Consequences of this Offering and the Formation Transactions, page 217

7.

Please clarify whether your reference to “formation transactions” and the ownership information that follows includes transactions with legacy investors taking place during the three-year liquidity and settlement period. If not, please address how the proportionate interests of public stockholders disclosed here may be affected by those transactions.

Response: The Company acknowledges the Staff’s comment and has clarified the disclosure on page 251 of the Amended Registration Statement.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 213-891-7339. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Lewis W. Kneib

Lewis W. Kneib
of LATHAM & WATKINS LLP

March 18, 2024

cc:	Greg Lehmkuhl, Lineage, Inc.
Rob Crisci, Lineage, Inc.
Natalie Matsler, Lineage, Inc.
Julian T.H. Kleindorfer, Esq., Latham & Watkins LLP
Scott C. Chase, Esq., Goodwin Procter LLP
David H. Roberts, Esq., Goodwin Procter LLP

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